SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 3)*
Bishop Capital Corporation
_____
(Name of Issuer)

Common Stock, Par Value $0.01
_____
(Title of Class of Securities)

09141T 10 7
_____
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017
_____
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2004
_____
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. NAME OF FILING PARTIES
   Robert E. Robotti
   I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With		
	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 52,372
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 52,372

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    52,372

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    5.8%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 3,700
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 3,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,700

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 3,500	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 3,500	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 48,672
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 48,672

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,672

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.4%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    The Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 48,672
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 48,672

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,672

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.4%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 48,672	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 48,672	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,672

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    5.4%

14. Type of Reporting Person (See Instructions)
    PN

STATEMENT ON SCHEDULE 13D
AMENDMENT NO. 3

This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission"). This Statement amends and restates the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004, with the Commission, as amended by Amendments No. 1 and 2 thereto, filed on June 23, 2004 and July 7, 2004, with the Commission.

Item 1.   Security and Issuer

This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 716 College View Drive, Riverton, Wyoming 82501.

Item 2.   Identity and Background

(a), (b),(c) and (f). This Statement is filed on behalf of the following six persons: Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Wasiak and RMC, the "Filing Parties").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Members of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017. RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of ROBT is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). The Filing Parties, and to the best knowledge of the Filing Parties, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

The aggregate purchase price of the 48,672 shares of the Common Stock held by RIC is $58,513.27 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4.   Purpose of Transaction

On October 13, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 8, in which RIC set forth its willingness to offer, subject to the terms and conditions set forth therein, $1,794,044 to purchase Bishop Capital (or $2.00 per share in cash for each of the 897,022 shares outstanding). In addition, in the letter RIC made offers, subject to the terms and conditions set forth therein, to purchase certain of Bishop Capital's asset at prices above the amounts Bishop Capital had valued such assets in liquidation, namely:

- $500,000 for Bishop Capital's 80% interest in the Bridger Creek Partnership, which it had valued in liquidation at $468,806;
- $1,000,000 for Bishop Capital's limited and general partner interests in Bishop Powers, Ltd., which it had valued in liquidation at $453,811; and
- $150,000 for Bishop Capital's partnership interest in Creekside Apartments, LLLP, including the obligation to advance up to $259,200, if required, which Bishop Capital had valued in liquidation at -$259,200.

If Bishop Capital were to consummate RIC's offers for the assets set forth above, based on Bishop Capital's own calculation in its Schedule 14A Preliminary Proxy Statement Amendment No. 6 (including all of its assumptions), the liquidation value of Bishop Capital would be $2.62 per share, which Bishop Capital could then distribute as a dividend to all shareholders. RIC suspects that in an orderly liquidation of assets, Bishop Capital would realize better values for its assets as well as liquidation costs lower than its Board of Director's estimate of 25% of the value of Bishop Capital's assets, which would result in higher value being realized by all shareholders for their shares of Bishop Capital.

On July 6, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 6 hereto and incorporated by reference herein, notifying Bishop Capital that RIC would communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by Bishop Capital on June 15, 2004, with the Commission. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

On June 17, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 5 hereto and incorporated by reference herein, notifying Bishop Capital that RIC may solicit Bishop Capital's shareholders with respect to the Special Meeting or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of Bishop Capital common stock.

On June 17, 2004, RIC sent a letter (the "June 17th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 4 hereto and incorporated by reference herein, in which RIC, inter alia, reiterated its proposal to acquire Bishop Capital for $1,121,277.50, subject to the terms and conditions set forth therein. RIC received no response from the Issuer or its Board of Directors to RIC's offer in this letter.

On or about June 4, 2004, RIC received a letter dated June 4, 2004 (the "June 4th Letter"), from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye LLP, counsel to Bishop Capital, with respect to the letter sent by RIC to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital on May 14, 2004 and January 27, 2004. Based on this letter, RIC believes that the Issuer and its Board of Directors failed to seriously consider the offers set forth in those two letters from RIC. A copy of the June 4th Letter is attached as Annex A to RIC's June 17th Letter.

On May 14, 2004, RIC sent a letter (the "May 14th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein. In the May 14th Letter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash.

On April 16, 2004, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which Bishop Capital proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein. In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of Bishop Capital for $1.00 per share in cash. RIC received no response from Bishop Capital or its Board of Directors to RIC's offer in the Initial Letter.

On December 24, 2003, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 in which Bishop Capital proposed to effect a 1-for-110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Exchange Act. Bishop Capital also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

The Filing Parties believe the shares of the Common Stock trade at a substantial discount to the Issuer's private market value. In an effort to protect this investment, as well as to maximize investor value, the Filing Parties may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Parties intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

The Filing Parties presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	52,372	0	52,372	5.8%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**
Wasiak (1)(4)	48,672	0	48,672	5.4%
RMC (1)(4)	48,672	0	48,672	5.4%
RIC (1)	48,672	0	48,672	5.4%

* Based on 897,022 shares of Common Stock, par value $0.01 per share, outstanding as of August 12, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-QSB/A, for the quarter ended June 30, 2004.

** Less than one percent.

(1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

(3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 48,672 shares of Common owned by RIC.

(c)   There have been no transactions in the Issuer's Common Stock by the Filing Parties during the past sixty days.

(d)   No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of July 7, 2004 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

8.   Letter dated October 13, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital or certain assets of Bishop Capital.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2004

Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                                                        Title: President and Treasurer

Robotti & Company, LLC   /s/ Kenneth R. Wasiak
                                                                                      Kenneth R. Wasiak

By: Robotti & Company, Incorporated
         Its Managing Member

By: /s/ Robert E. Robotti
           Name: Robert E. Robotti
           Title: President and Treasurer

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
           Name: Robert E. Robotti   Its General Partner
           Title: Managing Member

                                                                               By: /s/ Robert E. Robotti
                                                                                          Name: Robert E. Robotti
                                                                                          Title: Managing Member

Schedule A

Information Concerning Directors and Executive Officers of Robotti & Company, Incorporated

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company Incorporated as of the date hereof. The business address of each person is:

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
	Director
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue
	New York, New York 10022

EXHIBIT INDEX

The following documents are filed herewith or previously filed:

<u>Exhibit</u>   <u>Page</u>

1.   Joint Filing Agreement dated May 27, 2004 by and among   Previously filed.
Robert E. Robotti, Robotti & Company, Incorporated, Robotti &
Company, LLC, Ravenswood Management Company, L.L.C. and
The Ravenswood Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood   Previously filed.
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood   Previously filed.
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's proposal to purchase Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood   Previously filed.
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's possible solicitation of or communication with shareholders
and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood   Previously Filed
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's communication with shareholders and its demand pursuant
to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July   Previously Filed
7, 2004 by and among Robert E. Robotti, Robotti & Company,
Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak,
Ravenswood Management Company, L.L.C. and The
Ravenswood Investment Company, L.P.

8.   Letter dated October 12, 2004, from The Ravenswood   Page 16
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's proposal to purchase Bishop Capital or certain assets of
Bishop Capital.

EXHIBIT 8

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

October 13, 2004

VIA FACSIMILE AND UPS
NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

The Ravenswood Investment Company, L.P. ("Ravenswood") has watched with interest how Bishop Capital Corporation's ("Bishop Capital" or the "Company") estimate of its liquidation value has risen from $0.37 per share, as stated in the Company's Schedule 14A Preliminary Proxy Statement Amendment No. 2, filed with the Securities and Exchange Commission (the "Commission") on December 24, 2003, to $1.69 per share, as stated in the Company's Schedule 14A Preliminary Proxy Statement Amendment No. 6, filed with the Commission on September 30, 2004 ("Proxy Statement Amendment No. 6"). However, we are surprised that the Company's offer to shareholders who are cashed out in the proposed 1-for-110 reverse stock split (the "Reverse Split") has risen from $0.50, a 35% premium to the Company's estimate of liquidation value, to $1.00 per share, a mere 60% of the Company's estimate of liquidation value. In addition, we continue to note that the Company is offering nothing to shareholders who would hold whole shares following the Reverse Split, nothing other than the prospect of owning shares in a Company no longer required to disclose, under U.S. securities laws, among other matters, its quarterly and yearly financial statements, the compensation of its officers and directors and transactions with insiders. Ominously, we note that the only reference in Proxy Statement Amendment No. 6 made concerning information that will be available to shareholders who continue to hold shares following the Reverse Split is through an annual report. Even this minimal reporting will only be provided if specifically requested by the shareholders. The Company could allay the fears of outside shareholders by pledging to continue to make available to all shareholders quarterly financial information and information regarding insider compensation and insider transactions. Without such a pledge, outside shareholders are at risk that insiders will cause the Company to increase their compensation and engage in transaction detrimental to outside shareholders and outside shareholders will have no notice of such changes and thus will be unable to protect their investment in the Company.

Accordingly, Ravenswood hereby sets forth its willingness to offer $1,794,044 to purchase the Company (or $2.00 per share in cash for each of the 897,022 shares of the Company outstanding as of August 12, 2004, as disclosed in the Company's Quarterly Report on Form 10QSB/A for the quarter ended June 30, 2004). Possibly, depending upon what due diligence might reveal, we may be willing to offer more on a per share basis. The proposed transaction could be structured as a sale of the company, a sale of substantially all of its assets, a merger, a tender offer or otherwise. Our proposal, however, is once again conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders, waiver of any anti-takeover provisions, and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for contingent liabilities. We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies. In addition, we are prepared to utilize our available working capital to complete the proposed transaction.

The consideration of $1,794,044, which equates to $2.00 on a per share basis, represents a 100% premium to the amount offered to those shareholders who would otherwise be entitled to $1.00 per share under the Reverse Split and it represents 33% more than the high stock price for the Company (or 163% of the average stock price for the Company) for the period from April 1, 2002 through December 24, 2003. Our offer also would provide shareholders who would receive nothing under the Company's Reverse Split immediate liquidity and the immediate opportunity to maximize their investment in the Company.

We believe the existence of an all cash offer to **all** shareholders at the price 100% greater than the amount offered only to those shareholders who would hold fractional shares after the Reverse Split would be material to all shareholders in making the decision whether to vote for the Reverse Split. We also believe that shareholders would like to hear the reasons should the Board of Directors' fail to investigate this improved offer.

In the event the Company's Board of Directors is able, within the strictures of its fiduciary duties, to fail to take advantage of this offer, Ravenswood would also be interested in acquiring certain assets of the Company at values above the liquidation values stated by the Company:

1. We are willing to offer to purchase the Company's 80% interest in the Bridger Creek Partnership, which the Company has valued in liquidation at $468,806, for $500,000.
2. We are willing to offer to purchase the Company's limited and general partner interest in Bishop Powers, Ltd., which the Company has valued in liquidation at $453,811 for $1,000,000.

3. We are willing to offer to purchase the Company's partnership interest in Creekside Apartments, LLLP, including the obligation to advance up to $259,200, if required, which the company has valued in liquidation at -$259,200 for $150,000

Each of the foregoing offers is subject to the conditions set forth in the second paragraph of this letter.

If the Company were to consummate the offers set forth above, based in the Company's calculations on page 19 of the Proxy Statement Amendment No. 6 (including all the Company's assumptions), the liquidation value of the Company would be $2.62 per share, which the Company could then distribute as a dividend to all shareholders. We suspect that in an orderly liquidation of assets the Company would realize better values for the Company's assets as well as liquidation costs lower than the Board of Director's estimate of 25% of the value of the Company's assets, which would result in higher value being realized by all shareholders for their shares of the Company.

Ravenswood is proud to have come up with two distinct offers, each of which is superior for all shareholders to the Company's Reverse Split.

In the event that the Company determines that it requires additional liquidity, we would be happy to discuss our purchase of some or all of the Company's other assets as well as the possibility of purchasing stock from or lending cash to the Company.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss Ravenswood's proposal and how we can move forward on them as soon as possible.

Very truly yours,

The Ravenswood Investment Company, LP

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P.

cc: A. Thomas Renenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air)
         Tenenbaum & Kreye LLP
        Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail)
         Securities and Exchange Commission, Division of Corporation Finance